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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                _______________


                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                                 BANCTEC, INC.
             (Exact name of registrant as specified in its charter)



                DELAWARE                                  75-1559633
        ------------------------                    ---------------------
(State of incorporation or organization)                 (IRS Employer
                                                     Identification No.)

            4851 LBJ Freeway
               Suite 1100
          Dallas, Texas  75244                              75244
        ------------------------                       ---------------
(Address of principal executive offices)                  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


        -------------------------------------------------------------
             TITLE OF EACH CLASS   NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED   EACH CLASS IS TO BE REGISTERED
            ---------------------  ------------------------------
        -------------------------------------------------------------

        -------------------------------------------------------------
                     None                        None
        -------------------------------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


                        RIGHTS TO PURCHASE COMMON STOCK
                                (Title of Class)

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On May 21, 1998, the Board of Directors of BancTec, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $.01 par value, of the Company to stockholders of record at the close of business on May 26, 1998. Each Right entitles the registered holder to purchase from the Company one share of Common Stock of the Company, at a Purchase Price of $85.00 per share of Common Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent. The Company's earlier Rights Agreement dated as of June 16, 1988, and the Rights thereunder expired by their terms on May 24, 1998.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Shares Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of Common Stock. Until the Distribution Date,
(i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 20, 2008, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in certain circumstances described in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 35% of the then outstanding shares of Common Stock other than pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to, and otherwise in the best interest of stockholders, or (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the preceding paragraph or a merger which follows an offer described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of

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a stock dividend on, or a subdivision, combination, or reclassification of, the
Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time until fifteen days following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right, payable in cash. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.05 redemption price.

     The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreements, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or any representative of, or person affiliated with, the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the price of $.05 per share.

     The Rights Agreement, dated as of May 26, 1998, between the Company and American Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights and including the form of the Right Certificate as an exhibit thereto, as well as the press release announcing the declaration of the Rights, are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

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ITEM 2.   EXHIBITS.

     1. Rights Agreement, dated as of May 26, 1998, between BancTec, Inc. and American Stock Transfer & Trust Company, which includes the form of Right Certificates as Exhibit A and the Summary of rights to Purchase Common Stock as Exhibit B thereto.

     2. News release dated May 29, 1998.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BANCTEC, INC.



                                      By:  /s/ Tod V. Mongan
                                           Senior Vice President


Dated:  June 2, 1998

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                                  EXHIBIT LIST

     1. Rights Agreement, dated as of May 26, 1998, between BancTec, Inc. and American Stock Transfer & Trust Company which includes the form of Right Certificate as Exhibit A thereto and the Summary of Rights to Purchase Common Stock as Exhibit B thereto.

     2.  News release dated May 29, 1998.

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